NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

September 1, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:       Beverly Singleton

 Martin James

 Alexander King

 Geoff Kruczek

Re:	Northann Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Submitted August 24, 2023 File No. 333-273246

To whom it may concern:

This letter is in response to the letter dated August 31, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 3 to Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form S-1, Amendment No. 2

Capitalization , page 41

1)	Refer to the amounts shown in the Actual column for the line items Convertible Notes, Retained Earnings and Total Stockholders' Equity and reconcile the amounts to the respective amounts presented on the June 30, 2023 unaudited balance sheet on page F-27. Please revise to correct all applicable amounts on the table, including the total capitalization amount and the pro forma as adjusted balances.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the relative amounts in the Capitalization table on page 41 of the Amendment No. 3 to Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

2)	Refer to the paragraph discussion of net cash used in operating activities for the six months ended June 30, 2023. Please revise to clarify that you incurred net losses rather than net income for both the six months ended June 30, 2023 and 2022 in the amounts of $(511,621) and $(265,223), respectively. Also refer to the first paragraph under the heading of financing activities on page 54, and revise the first sentence to clarify that you had net cash provided by, rather than used in, financing activities for the six months ended June 30, 2022.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 53 and 54 of the Amendment No. 3 to Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer